Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-297731

Date: August 7, 2026

Greenfire Resources Announces Terms of Upsized Rights Offering

CALGARY, ALBERTA – August 7, 2026 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) today filed a final short form prospectus (the “Final Prospectus”) and a corresponding U.S. registration statement on Form F-10 (the “Registration Statement”) in connection with its previously announced rights offering (the “Rights Offering”). The Company will use the proceeds from the Rights Offering to repay the C$575 million bridge facility and a portion of the other indebtedness incurred in connection with the Company’s acquisition of Connacher Oil and Gas Limited (the “Acquisition”). Full details of the Rights Offering are set out in the Final Prospectus and the Registration Statement, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively.

Under the terms of the Rights Offering, the Company expects to raise gross proceeds of approximately C$775 million (upsized from the previously announced minimum rights offering size of C$575 million). At closing of the Rights Offering, the Company expects to be leveraged at approximately 1.2x Debt / 2027E Adjusted EBITDA at US$70 WTI and expects to have approximately C$425 million of liquidity under its new C$1.0 billion capacity reserves-based loan.

The Rights Offering is available to holders of common shares of the Company (the “Common Shares”) of record as at the close of business on August 17, 2026 (the “Record Date”) to subscribe for and purchase an aggregate of 114,985,163 Common Shares. Pursuant to the Rights Offering, each holder of Common Shares as at the Record Date will receive one right (a “Right”) for each Common Share held for an aggregate of 125,428,529 Rights. Each Right entitles the holder thereof to subscribe for 0.9167 of a Common Share and every 1.0908 Rights entitle an eligible holder to subscribe for one Common Share at a subscription price of either C$6.74 or US$4.81 (the “Subscription Price”). Subject to any further restrictions a Participant may impose, determination of the Subscription Price currency in Canadian dollars or United States dollars will be at the Subscriber’s sole discretion. The Subscription Price represents a 15% discount to the Company’s five-day volume weighted average price on the TSX as of July 10, 2026 (the last trading day before announcement of the Acquisition) and is compliant with TSX pricing requirements at the time of filing the Final Prospectus.

The Rights Offering includes an additional subscription privilege under which eligible holders of Rights who exercise all of the Rights issued to them under their basic subscription privilege will be entitled to subscribe for additional Common Shares, if available, that are not otherwise subscribed for under the Rights Offering.

In connection with the Rights Offering, Greenfire has entered into a standby purchase agreement (the “Standby Purchase Agreement”) with certain limited partnerships comprising Waterous Energy Fund and an affiliate (collectively, the “WEF Shareholders”). The WEF Shareholders currently own approximately 72.0% of the Company’s outstanding Common Shares and have agreed, subject to certain terms and conditions, to exercise their basic subscription privilege in full and will purchase all of the Common Shares that are not otherwise subscribed for and purchased under the Rights Offering by holders of Rights so that the maximum number of Common Shares issuable under the Rights Offering, will be issued and purchased (the “Standby Commitment”). No standby fee will be paid to the WEF Shareholders in connection with the Standby Commitment.

A statement issued by the rights agent, Odyssey Trust Company, under the direct registration system (“Rights DRS Advice”) will be mailed to each eligible registered holder of Common Shares as at the Record Date, together with a copy of the Final Prospectus. To subscribe for Common Shares issuable under the Rights Offering, registered holders of Common Shares must complete the subscription form attached to the Rights DRS Advice (the “Subscription Form”) and deliver the Rights DRS Advice and Subscription Form, together with payment of the aggregate Subscription Price (including payment for any subscription pursuant to the additional subscription privilege), by mail to the Rights depositary and subscription agent, Odyssey Trust Company, prior to 4:00 p.m. (Calgary time) (the “Expiry Time”) on September 15, 2026 (the “Expiry Date”). Shareholders who hold their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights Offering is being made to all eligible holders of Common Shares as of the Record Date who are resident in any of the provinces of Canada or the United States (the “Eligible Jurisdictions”). Accordingly, and subject to the detailed provisions of the Final Prospectus, Rights will not be delivered to, nor will they be exercisable by, persons resident outside of any of the Eligible Jurisdictions, unless such Rights holder can establish that the exercise of Rights would be lawful and in compliance with all securities and other laws applicable to the Company and the jurisdiction such holder is a resident.

The Rights are transferable and will be listed for trading on the TSX at the opening of trading on the Record Date under the symbol “GFR.RT.A” and will cease trading at 12:00 p.m. (Toronto time) on the Expiry Date. It is expected that the Rights will begin trading on a “When-Issued” basis on the NYSE on August 14, 2026 under the symbol “GFR RTWI” and will begin regular-way trading under symbol “GFR RT” on August 25, 2026. The Rights will cease trading on the NYSE before market open on September 14, 2026. Holders of Rights may sell their Rights through the facilities of the TSX and NYSE. Rights not exercised at or prior to the Expiry Time on the Expiry Date will be void and of no value and will be cancelled.

As at the date hereof there are 125,428,529 Common Shares issued and outstanding. The Company expects that following the closing of the Rights Offering, there will be 240,413,692 Common Shares issued and outstanding.

Related Party Transaction

The Rights Offering is not subject to the related party provisions of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions based on a prescribed exception for rights offerings. The terms of the Rights Offering and the entry into the Standby Purchase Agreement on behalf of the Company was considered and approved by a special committee comprised of independent members of the Board of Greenfire with no material interest in the Rights Offering or connection to the WEF Shareholders.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither this Rights Offering nor the Rights or Common Shares issuable in connection with this Rights Offering have been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities regulator nor has the SEC or any state securities regulator passed upon the accuracy or adequacy of the Final Prospectus. Any representation to the contrary is a criminal offense.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein, and no securities regulatory authority has either approved or disapproved the contents of this news release.

The Rights and the Common Shares issuable upon exercise thereof will be qualified for distribution under the Final Prospectus filed with the securities commission or similar authority in each of the provinces of Canada.

The Company has filed the Registration Statement (including the Final Prospectus) with the SEC for the Rights Offering to which this news release relates. Before you invest, you should read the Final Prospectus included in the Registration Statement and the other documents that the Company has filed with the SEC for more complete information about the Company and the Rights Offering, especially risk factors relating to the securities offered. Prospective investors may read and download any public document that Greenfire has filed with Canadian securities regulators, including the Final Prospectus, on Greenfire’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca. Greenfire’s registration statement on Form F-10, reports and other information filed by Greenfire with and furnished to the SEC can be read and downloaded free of charge on Greenfire’s profile on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) website at www.sec.gov. Alternatively, the Company will arrange to send you the Final Prospectus if you request it by contacting Odyssey Trust Company, toll-free by telephone at 1-587-885-0960 (North America) or by email at corp.actions@odysseytrust.com.

Non-GAAP Measures and Ratios

Certain financial measures in this press release are non-GAAP financial measures and ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures and ratios should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA

Adjusted EBITDA is used to measure profitability from the underlying asset base on a continuing basis.

Adjusted EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest and financing costs, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations.

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA. For a reconciliation of Net income (loss) and comprehensive income (loss) to Adjusted EBITDA for Greenfire for the years ended December 31, 2025 and 2024, please refer to Greenfire’s Management’s Discussion & Analysis for the period ended December 31, 2025, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP ratio that management uses to monitor its leverage.

Debt to Adjusted EBITDA is calculated by dividing Debt by Adjusted EBITDA for a specified period.

Forward-Looking Statements

This news release contains certain “forward-looking statements” concerning anticipated future events, results, circumstances, performance or expectations with respect to the Company and its operations, including its strategy and financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “schedule”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. The forward-looking statements contained in this news release include, but are not limited to: the anticipated timing of closing of the Rights Offering; the approval of the Rights Offering by the TSX; the satisfaction of the Standby Commitment; and the anticipated use of proceeds to repay the bridge facility and pay down certain other indebtedness incurred by the Company in connection with the Acquisition. Forward-looking statements are based on underlying assumptions and management’s beliefs, estimates and opinions, and are subject to inherent risks and uncertainties surrounding future expectations generally that may cause actual results to vary from plans, targets and estimates. Some of the important risks and uncertainties that could affect forward-looking statements include, but are not limited to: failure to close the Rights Offering; and operational, general economic, market and business conditions, regulatory developments and weather. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 16, 2026 which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company cautions readers that actual results may vary significantly from those expected should certain risks or uncertainties materialize or should underlying assumptions prove incorrect. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com.

Contact Information

Greenfire Resources Ltd.

Suite 800, 350 7th Avenue SW

Calgary, AB T2P 3N9

investors@greenfireres.com

greenfireres.com

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